ALEXCO RESOURCE CORP.
(THE "COMPANY")
WHISTLEBLOWER POLICY

1.0	INTRODUCTION

The Company is committed to maintaining the highest standards of business conduct and ethics in full accordance with the Company's Code of Business Conduct and Ethics, as well as full compliance with all applicable government laws, rules and regulations, corporate reporting and disclosure, accounting, internal accounting controls, or auditing matters. Pursuant to its Charter, the Audit Committee of the Board of Directors of Company is responsible for ensuring that a confidential and anonymous process exists whereby its directors, officers, and employees, can raise questions or report concerns relating to known or suspected violations with respect to any such matters (“Concerns”). In order to carry out its responsibilities under its Charter, the Committee has adopted this Whistleblower Policy (the "Policy").

For the purposes of this Policy, the term “Concerns" is intended to be broad and comprehensive and shall include any conduct, which in the view of the complainant, is illegal, unethical, contrary to the policies of the Company or in some other manner not right or proper. Examples include, but are not limited to, the following:

	(a)	violation of any applicable law, rule, or regulation that relates to corporate reporting, disclosure, or other conduct;

	(b)	violation of the Company's Code of Business Conduct and Ethics;

	(c)	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company or any of its subsidiaries;

	(d)	fraud or deliberate error in the recording and maintaining of financial records of the Company or any of its subsidiaries;

	(e)	deficiencies in or noncompliance with the Company or any of its subsidiaries' internal policies and controls;

(f)

misrepresentation or a false statement by or to a director, officer or employee of the Company or any of its subsidiaries respecting a matter contained in the financial records, reports or audit reports;

	(g)	deviation from full and fair reporting of the Company's consolidated financial condition

	(h)	fraud or deliberate error in the preparation, evaluation, or audit of any drilling, assaying, resource estimates, or other geological reports of the Company or any of its subsidiaries; and

	(i)	fraud or deliberate error in the reporting of environmental practices or results of the Company or any of its subsidiaries.

2.0	COMMUNICATION OF THE POLICY

To ensure that all directors, officers, and employees of the Company are aware of this Policy, a copy of the Policy will be made available to all such persons, and they will be informed whenever significant changes are made to this Policy. A copy of the Policy will also be provided to new directors, officers, and employees and they will be educated about its importance.

3.0	REPORTING AND HANDLING OF CONCERNS

3.1	Reporting Concerns (Complaints)

Directors, officers, and employees must report their Concerns as soon as practicable in accordance with the procedures below.

Reporting by Employees

The Company’s policy is that employees should first share their Concerns with the employee’s supervisor. However, if the complainant is not comfortable speaking with the supervisor, is not satisfied with the response of the supervisor, or the supervisor is the subject of the Concern, the complainant should report the Concern as detailed below.

Reporting by Directors, Officers, Supervisors and Managers

Directors, officers, supervisors and managers are required to report all Concerns directly to the Company’s Ethics Officer or Audit Committee Chair, as detailed below.

(a) if the Concern is related to accounting or auditing matters, the complainant should report the concern to the Audit Committee Chair as shown below:

In Writing:	Alexco Resource Corp.
Attention: Chair of the Audit Committee
Suite 1150-200 Granville Street
Vancouver, BC, V6C 1S4

By Telephone:	(604) 633-4888
By E-mail:	AuditCommitteeChair@alexcoresource.com

(b)	if the Concern is related to any other matter, the complainant should report the concern to the Company Ethics Officer as shown below:

In Writing:	Alexco Resource Corp.
Attention: Company Ethics Officer
Suite 1150-200 Granville Street
Vancouver, BC, V6C 1S4

By Telephone:	(604) 633-4888
By E-mail:	EthicsOfficer@alexcoresource.com

In the event the Chair of the Audit Committee or the Company Ethics Officer is the source of the Concern, is in an actual or potential conflict of interest, or is unavailable, or if for any other reason the complainant is not comfortable with reporting the Concern to either of those individuals, the complainant may report the Concern directly to the Chairman of the Board of Directors of Alexco by E-mail at BoardChair@alexcoresource.com.

3.2	Anonymity and Confidentiality

Subject to applicable law, a complaint may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint will be kept confidential.

3.3	Investigation of the Complaint

Upon receipt of a complaint, the Company Ethics Officer or Chair of the Audit Committee ("Chair"), as the case may be, shall, as soon as possible:

(a) investigate the complaint with the assistance of whomever the Ethics Officer or Chair thinks appropriate including, but not limited to, external legal counsel or experts at the expense of the Company;

(b) implement such corrective measures and do such things in an expeditious manner as the Ethics Officer or Chair deems necessary or desirable to address the Concern; and

(c) where possible, and when determined by the Ethics Officer or Chair to be appropriate, given notice of any such corrective measures to the person who submitted the complaint.

Records of all complaints made and the resulting action or determination with respect to the complaint shall be documented and kept in the records of the Ethics Officer or Audit Committee, as the case may be, for a period of at least seven years and otherwise pursuant to the Company’s record retention policy, if any.

4.0	NO ADVERSE CONSEQUENCES

The Company will not discharge, discipline, demote, suspend, threaten or in any manner discriminate against any person who submits in good faith a Concern or provides assistance to the company Ethics Officer, Chair of the Audit Committee, management, or any other person or group, including any governmental, regulatory or law enforcement body, investigating a Concern.

5.0	REVIEW OF POLICY

The Audit Committee will review and evaluate this Policy on an annual basis to determine whether the Policy is effective in providing a confidential and anonymous procedure to report Concerns.

6.0	QUERIES

Questions about how this Policy should be followed in a particular case should be directed to the Company Ethics Officer or the Chair of the Audit Committee, as appropriate.

7.0	EFFECTIVE DATE

Adopted and implemented by the Board on December 27, 2012.